CONFIDENTIAL TREATMENT REQUESTED

                                    EXHIBIT 8

                                FINANCIAL MATTERS


         8.1. Definitions Relating to Financial Matters. For purposes of this agreement.

         "Base Service Fee" shall equal [xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx] per year, payable in monthly payments of [xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx].

         "Clinic Expenses" shall mean all operating and non-operating expenses of OSMC II arising hereunder unless expressly provided otherwise, including, without limitation:

                  (a) salaries, benefits and other direct costs of all Clinic employees including SCN's employees and Physician Extender Employees working at the Practice Offices and salaries, payroll taxes and employee benefits paid to Physician Employees (other than Physician Owners) under Section 6.3 and to Technical Employees.

                  (b) obligations of SCN under Leases provided for herein under
         Article III,

                  (c) the expenses and charges incurred for the Practice Offices, including, without limitation, utilities, telephone, etc.,

                  (d) personal property and intangible taxes assessed against SCN's assets utilized by OSMC II in the Practice Offices from and after the date of this Agreement,

                  (e) interest expense on indebtedness incurred by SCN to (i) satisfy the obligations of OSMC II, if any, assumed under the Merger Agreement, (ii) provide working capital for SCN's performance of any of its obligations to OSMC II hereunder, or (iii) purchase equipment,

                  (f) malpractice insurance premiums, disability insurance premiums to cover accommodations to the Practice Offices under the definition of "Disabled" or "Disability," and fire, workers compensation and general liability insurance premiums and life insurance premiums, during the first three (3) years of this Agreement, for life insurance on the lives of Physician Owners, with OSMC II as the death beneficiary,

                  (g)  the cost of any goods purchased for resale,

                  (h) the depreciation, as determined under GAAP, for any equipment or depreciable property owned by SCN and used in OSMC II's Office Locations by OSMC II to be billed to OSMC II on a monthly basis and paid to SCN at the same time SCN pays for OSMC II's Accounts Receivable pursuant to Section 8.4,

                  (i) direct costs of all employees or consultants of SCN engaged to provide services at or in connection with OSMC II or who actually provide services at or in connection with the Practice Office for improved performance, such as quality assurance, reasonable expenses required for physician accommodations under the definition of "Disabled" or "Disability," materials management, purchasing program, change in coding analysis, physician recruitment; provided, however, only the portion of expenses related to such employee or consultant, without mark-up, that is allocable in a fair and reasonable manner to work approved by the Policy Board which is performed at or for the benefit of OSMC II shall be included in Clinic Expenses,


                                       8-1

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                  (j) expenses related to professional meetings, seminars, dues, medical books and professional licensing fees for Physician Employees (other than Physician Owners) provided, however, that such amount shall not exceed $10,000 during any calendar year for any Physician Employee (other than Physician Owners). If the cost incurred for such professional meetings, seminars, dues, medical books and professional licensing fees exceeds $10,000 during any calendar year, then the Physician Employee incurring such cost shall be solely liable for the overage;

                  (k) any and all other ordinary and necessary expenses incurred by OSMC II or approved by the Policy Board and reasonably incurred by the SCN for the direct benefit of OSMC II in carrying out their respective obligations under this Agreement.

         Clinic Expenses shall not include Excluded Expenses or SCN Expenses. Excluded Expenses shall be the sole obligation of OSMC II. SCN Expenses shall be the sole obligation of SCN. All Clinic Expenses shall be incurred in the name of SCN, unless OSMC II is required by law to incur such expenses, in which case SCN shall indemnify OSMC II against any such expenses. SCN shall pay all Clinic Expenses as they become due; provided, however, that SCN may, in the name and on behalf of OSMC II, contest in good faith any claimed Clinic Expense to which there is any dispute regarding the nature, existence or validity of such claimed Clinic Expense. Upon receipt of OSMC II's service fee, SCN shall be required to deposit into the OSMC II Operating Account described in Section 5.11 an amount of money necessary for OSMC II to pay the compensation and benefits associated with the Technical Employees and Physician Employees (other than Physician Owners) employed by OSMC II.

         "SCN Expenses" shall mean, pursuant to GAAP applied on a consistent basis:

                  (a) Any corporate overhead charges of SCN and other items incurred by SCN that are not incurred specifically for the purpose of providing services to OSMC II or are not directly attributable to OSMC II, as reasonably determined by SCN, including, without limitation, salaries and benefits of executive officers of SCN, except as otherwise provided for in the definition of Clinic Expenses;

                  (b) Any amortization of any intangible asset resulting from the Merger;

                  (c) Any depreciation attributable to increases in the book value of tangible depreciable assets resulting from the Merger;

                  (d) Any legal and accounting expenses incurred by SCN in connection with the Merger; and

                  (e) All taxes of SCN, including, but not limited to, state and federal income taxes and franchise taxes, but excluding state and federal employee taxes related to employees who provide services for OSMC II, property taxes on assets used by OSMC II and other taxes specifically included in Clinic Expenses.

         "Excluded Activities" shall mean: (i) teaching at any educational institution and attending patients as a part of Physician Owner's duties as are normal and customary for such faculty position; provided, however, such services must be incident to the academic/teaching aspects of the institution and not incident to the regular examination of patients for a fee whether billed in the name of the institution or the name of the Physician Owner; (ii) (authoring text books, research papers, newspaper, radio, television, or other medical advice;
(iii) engaging in research and development the material components of which do not constitute medical practice management, and (iv) serving as a medical director of any organization offering medical care, but not providing clinical services.

         "Excluded Expenses" shall be the sole obligation of OSMC II and shall mean, pursuant to GAAP applied on a consistent basis:


                                       8-2

                  (a) Any salaries or other distributions made to Physician Owners whether for professional fee income or otherwise;

                  (b)  Any federal, state or other taxes associated therewith;

                  (c) Except as provided in subparagraph (j) of the definition of Clinic Expenses, expenses of Physician Owners to maintain licensure or meet continuing education requirements, including related travel expense; and

                  (d) Any other items specifically designated as Excluded Expenses elsewhere in this Agreement including but not limited to the following items:

                  i) Accounting, legal and other professional fees attributed to OSMC II or to Physician Employees; provided, however, legal and accounting expenses incurred in the ordinary course of OSMC II's business, approved by the Policy Board will be Clinic Expenses.

                  ii) Contribution expenses, cash or non-cash, which include, but are not limited to costs of sponsoring sports teams, political contributions, unapproved marketing expenses, and contributions to hospitals and staff.

                  iii) Automobile expenses including payments, repairs and maintenance, mileage, depreciation, etc.

                  iv)      Entertainment expenses of any kind.

                  v) Physician Owner benefits including insurance (health, life (except to the extent allowed under subparagraph
                           (f) of the definition of Clinic Expenses, dental, disability (except to the extent allowed under subparagraph (f) of the definition of Clinic Expenses, etc. but not including malpractice insurance), vacation time, sick time, paid leave of absence, contributions to and administration of physician retirement plans (pension, 401(k), IRA, others), etc.

                  vi) Employment tax expenses including Federal and State Unemployment taxes, FICA taxes, Medicare taxes, etc.

                  vii) Home office expenses including the acquisition costs, depreciation, repairs and maintenance, and ongoing operating expenses of: computers, software, copying machines, fax machines, telephones and telephone lines, cellular telephones, etc.; and the costs of having an office in one's home including allocated rent, utility and depreciation expenses.

                  viii)    Meal expenses.

                  ix) Medical supplies and drugs either used or distributed by a Physician Employee without billing for such supplies and drugs at standard rates.

                  x) Presentation expenses of any kind including professional services, slide production, travel, meals, entertainment, etc.

                  xi)      Personal postage expenses.

                  xii)     Personal laundry expenses.

                  xiii) Personal assistant expenses (including the time staff spends on personal errands for Physician Employees).


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





         "Excluded Revenue" shall mean revenue earned by Physician Owners from Excluded Activities.

         "Fair Market Value" with respect to SCN common stock means the average closing bid price for the SCN common stock as reported on a securities exchange or quoted on a national quotation system for the ten (10) trading days immediately preceding the date valuation is required.

         "GAAP" shall mean generally accepted accounting principles as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity or other practices and procedures as may be approved by a significant segment of the accounting profession. For purposes of this Agreement, GAAP shall be applied in a manner consistent with the historic practices used by SCN or OSMC II as applicable.

         "Practice Net Revenue" shall mean Professional Services Revenue, less Clinic Expenses.

         "Professional Services Revenue" shall mean all fees actually recorded each month (net of any amounts reimbursed to any patients or Third-Party Payors during the applicable month and net of any adjustments for contractual allowances, Medicaid, worker's compensation, employee/dependent health care benefit programs, professional courtesies and other activities that do not generate a collectible fee) by or on behalf of OSMC II as a result of professional medical services personally furnished to patients and other fees or income generated in their capacity as Physician Employees and Technical Employees, and any revenue from the sale of any goods.
Professional Services Revenue shall not include Excluded Revenue.

           "Physician Extender Employees" shall mean physician assistants, nurse practitioners who do not provide billable services, and other such persons who are employees of SCN, but expressly excluding any Technical Employees.

           "Physician Employees" shall mean only those individuals who are doctors of medicine (including Physician Owners) and who are employed by OSMC II or are otherwise under contract with OSMC II to provide professional services to patients seen in the Main Office or Satellite Offices and are duly licensed to provide professional medical services in the state or states in which he or she renders professional services under this Agreement.

         "Purchase Price" shall have the meaning set forth in Section 8.4.2.

         "Purchased A/R" shall have the meaning set forth in Section 8.4.7.

         "Retirement Buyout Price" shall mean an amount equal to the product of the following formula:

                  P=(C-T)-(S-B)

wherein, (i) P equals the payment to be made pursuant to Section 8.5.2; (ii) C equals the sum of (A) cash received at closing of the Merger, (B) the sum of principal payments made to the Physician Owner in respect of any note, debenture or other obligation delivered to the Physician Owner as consideration in the Merger, (C) the gross proceeds (less brokerage commissions) from the sale of any shares of SCN common stock received by the Physician Owner in the Merger and (D) the then-current fair market value of a all shares of SCN common stock received by the Physician




                                       8-4

                                               CONFIDENTIAL TREATMENT REQUESTED



Owner in the Merger and still held at the time of such retirement by the Physician Owner; (iii) T equals the sum of capital gains taxes paid by the Physician Owner on account of dispositions of SCN common stock described in Clause C above plus capital gains taxes that would be payable (computed at the then-current tax rate on long-term capital gains) on the gain upon disposition of the shares of SCN common stock described in clause (D) above; (iv) S equals the Base Service Fee or percentage service fee paid or allocated to such Physician Owner to the date of such retirement; and (v) B equals S multiplied by average maximum individual federal income tax rate for the five years ending immediately prior to the year of such retirement.

         "Settlement Date" shall have the meaning set forth in Section 8.4.3.

         "Technical Employees" shall mean individuals who provide billable services on behalf of OSMC II and are employees of OSMC II.

         "Withdrawal Buyout Price" shall mean an amount equal to the sum of
(i) the unamortized amount of intangible assets reflected on the books of SCN as of the last day of the month prior to termination of this Agreement pursuant to
Section 11.5, (ii) the then-book value of all remaining assets (including OSMC II accounts receivable owned by SCN) of SCN utilized in the practice of OSMC II (items (i) and (ii) being determined in accordance with GAAP, and (iii) the aggregate profit (if any) earned or unearned, realized or unrealized, by the Physician Owners with respect to the aggregate number of shares of SCN common stock received by them (adjusted, as appropriate, for stock splits, stock dividends, and other changes in SCN's capital structure affecting SCN's issued and outstanding common stock) in connection with the merger of The Orthopaedic and Sports Medicine Center, P.A. with and into SCN. In addition to the foregoing, the Withdrawal Buyout Price shall include the assumption by the withdrawing Physician Owners, jointly and severally, of all contracts and operating leases that are not reflected as assets or liabilities on the books of account of SCN.

         8.2. Service Fees. During the first thirty-six (36) months of the term of this Agreement, SCN shall receive a service fee equal to (a) the greater of
(i) [xxxxxxxxxxxxxxxxxxxxxxxxx]or (ii) the Base Service Fee, plus (b) the amount of Clinic Expenses. Upon the expiration of the first thirty-six (36) months of the term of this Agreement, SCN shall receive a service fee equal to [xxxxxxxxxxxxxxxxxxxxxxxxxxx] of Practice Net Revenue plus the amount of Clinic Expenses. In the event that a Physician Owner ceases to practice medicine during the first thirty-six (36) months of the term of this Agreement, such Physician Owner shall be personally liable for any reduction in OSMC II's service fees payable as further described under Section 8.6.1 of this Agreement. In the event that a Physician Owner either dies or becomes Disabled during such thirty-six
(36) month period, OSMC II, or the applicable Physician Owner, as the case may be, shall be entitled to satisfy the amount owed by transferring to SCN an amount of SCN common stock having a Fair Market Value equal to the amount owed or paying to SCN cash in the amount owed (or a combination thereof).

         8.3. Payment of Service Fee. The amounts to be paid to SCN under this
Exhibit 8 shall be payable monthly, at the time that SCN pays OSMC II for the Accounts Receivable previously purchased by SCN as described in Section 8.4 below. The amount payable shall be estimated based upon the previous month's operating results of OSMC II. Adjustments to the estimated payments shall be made to reconcile actual cumulative amounts due under this Exhibit 8, by the end of the following month during each calendar year. In the event that, after reduction by the amount of Clinic Expenses accrued hereunder, the amount payable by SCN for the Accounts Receivable pursuant hereto is less than the monthly Base Service Fee for a particular month, then the amount of Base Service Fee owed shall be recorded by SCN as an advance to OSMC II, and shall be recorded by OSMC II as a payable to SCN. At the end of any calendar quarter, the Physician Owners shall, jointly and severally, be obligated to pay SCN, in cash, the entire remaining amount payable to SCN by OSMC II by reason of the foregoing accrual method. The Physician Owners shall pay such accrued amount, in cash, upon five
(5) days written notice from SCN. Upon preparation of annual financial statements as provided in Section 5.3, final adjustments to the service fee for the preceding year shall be made and any additional payments owing to SCN or OSMC II shall then be made to the party owed the additional sum of money. The adjustment and any amount owed shall be calculated and paid within ninety (90) days following the close of SCN's fiscal year. The Physician Owners acknowledge and agree that


                                       8-5
they are parties, individually, to this Agreement and that if OSMC II fails to pay the Service Fee herein described, SCN shall have the right to collect said Service Fee from the Physician Owners on a joint and several basis. The Policy Board shall establish: (i) the allocable share of the Base Service Fee applicable to each Physician Owner, and (ii) the relative amount of the percentage based Service Fee applicable to each Physician Owner. In the event that a Physician Owner dies or becomes disabled, then SCN agrees to collect any unpaid Base Service Fee from the disabled Physician Owner, or his estate, as applicable, and not from OSMC II or the other Physician Owners. In the event that any percentage based Service Fees are owed by OSMC II but unpaid because of a breach of this Agreement by one (1) Physician Owner, SCN agrees to look to the breaching Physician Owner and not OSMC II or the other Physician Owners for collection of the unpaid Service Fees.

         8.4.  Purchase of Accounts Receivable.

         8.4.1 In addition to the definitions contained in Article II of this Agreement and Section 8.1 of this Exhibit 8, for purposes of this Agreement, the following terms shall be applicable:

                  "Account Debtor" means an account debtor or any other Person obligated in respect of an Account Receivable.

                  "Accounts" means, with respect to OSMC II, all Accounts Receivable including any and all rights to payment of money or other forms of consideration of any kind (whether classified under the Uniform Commercial Code as accounts, chattel paper, general intangibles, or otherwise) for goods sold or leased or for services rendered by OSMC II, including, but not limited to, accounts receivable, proceeds of any letters of credit naming OSMC II as beneficiary, chattel paper, insurance proceeds, contract rights, notes, drafts, instruments, documents, acceptances, and all other debts, obligations and liabilities in whatever form from any other Person.

                  "Accounts Receivable" means, with respect to OSMC II, all accounts and any and all rights to payment of money or other forms of consideration of any kind now owned or hereafter acquired (whether classified under the Uniform Commercial Code as accounts, chattel paper, general intangibles or otherwise) for goods sold or leased or for services rendered by OSMC II, including, but not limited to, accounts receivable, proceeds of any letters of credit naming OSMC II as beneficiary, chattel paper, insurance proceeds, contract rights, notes, drafts, instruments, documents, acceptances and all other debts, obligations and liabilities in whatever form from any other Person; provided that, cash, checks and credit card purchases are not included in the definition of Accounts Receivable.

                  "CHAMPUS" means the Civilian Health and Medical Program of the Uniformed Services.

                  "Collecting Bank" means the main office of _____________________ located at ___________________________, or such other financial institution agreed to by SCN.

                  "Finance Charge Rate" means a rate of interest equal to the lesser of (i) eighteen percent (18%) per annum or (ii) the maximum rate of interest allowed by applicable law from time to time in effect.

                  "Governmental Lockbox Account" means an account established at the Collecting Bank by OSMC II into which all proceeds of OSMC II's Governmental Receivables are remitted.

                  "Governmental Receivables" means an Account Receivable of OSMC II which (i) arises in the ordinary course of business of OSMC II,
         (ii) has as its Third-Party Payor the United States of America or any state or any agency or instrumentality of the United States of America or any state which makes any payments with respect to Medicare or Medicaid or with respect to any other program (including CHAMPUS) established by federal or state law, and (iii) is required by federal or state law to be paid or to be made to OSMC II as a healthcare provider. Governmental Receivables shall not, however, refer to


                                       8-6
         amounts payable by private insurers under contract to provide benefits under the Federal Employee Health Benefit Program.

                  "Lender" shall mean any lender to SCN that has a security interest in the Accounts from time to time.

                  "Lockbox Agreements" means that certain Lockbox Operating Procedural Agreements -- Governmental Receivables to be entered into between the Collecting Bank as to Governmental Receivables and that certain Lockbox Operating Procedural Agreement -- Non-Governmental Receivables to be entered between the Collecting Bank, Lender and OSMC II as to Accounts which are not Governmental Receivables, in a form acceptable to counsel for SCN.

                  "Main Account" means SCN's operating account established and maintained at the Collecting Bank.

                  "Medicaid" means any state program pursuant to which health care providers are paid or reimbursed for care given or goods afforded to indigent persons and administered pursuant to a plan approved by the Health Care Financing Administration under Title XIX of the Social Security Act.

                  "Medicare" means any medical program established under Title XVIII of the Social Security Act and administered by the Health Care Financing Administration.

                  "Non-Governmental Lockbox Account" means the account established by the SCN with the Collecting Bank into which all proceeds from OSMC II's Accounts under which a Third-Party Payor is the Account Debtor (other than Governmental Receivables) are remitted.

                  "Non-Governmental Receivables" means the Accounts which are not Governmental Receivables.

                  "Notification Letter" means a written notification from OSMC II to Third-Party Payors informing such Third-Party Payors that all proceeds due under OSMC II's Accounts are to be remitted to the NonGovernmental Lockbox Account or the Governmental Lockbox Account, as the case may be, substantially in a form acceptable to counsel for SCN.

                  "Third-Party Payor Programs" means Medicare, Medicaid, CHAMPUS, insurance provided by Blue Cross and/or Blue Shield, managed care plans, and any other private health care insurance programs and employee assistance programs as well as any future similar programs.


         8.4.2. OSMC II hereby agrees to sell and assign to SCN and SCN agrees to buy, all of OSMC II's Accounts Receivable each month during which this Agreement is in existence which are owing to OSMC II arising out of the delivery of medical, surgical, diagnostic or other professional medical goods or services. Accounts Receivable shall not include, and SCN shall not purchase, any cash, checks or receivables created by credit cards. SCN shall bear the risk of collection and any overage or underage resulting from any purchased Accounts Receivable.

         8.4.3. The purchase price for each Accounts Receivable (the "Purchase Price") will be equal to the face amount of the Accounts Receivable recorded each month, less any non-allowed contractual adjustments and net of any reserve for uncollectible Accounts Receivables based on the historical experience of the practice as determined by the SCN. It is the intent of the parties that the Purchase Price reflect the actual net realizable value of the Accounts Receivable.



                                       8-7

         8.4.4. OSMC II will sell all Accounts Receivable to SCN, such purchase to be deemed to be made on the fifteenth (15th) day of the month following the month in which such Accounts Receivable are created. SCN shall pay for the Accounts Receivable not later than the fifteenth (15th) day of each month following the month in which the Accounts Receivable is created (the "Settlement Date"). SCN shall pay OSMC II for all Accounts Receivable purchased by check, wire transfer or intrabank transfer to the OSMC II Operating Account described in Section 5.11. The purchase of Accounts Receivable shall be evidenced by sending SCN (i) a copy of each invoice with respect to each Third-Party Payor on the Accounts Receivable then being purchased; and (ii) any other information or documentation (including all required Uniform Commercial Code releases or financing statements) SCN may reasonably need to identify the Accounts Receivable and obtain payment from the Account Debtors; provided that such failure to send such documents shall not affect the obligation of OSMC II to sell such Accounts Receivable or SCN to buy such Accounts Receivable. As consideration for the purchase of Accounts Receivable by SCN pursuant to this
Section 8.4, SCN promises to pay and shall be obligated to pay for such Accounts Receivable at the time and in the manner provided below. To the extent permissible by Applicable Law, OSMC II will be deemed to have sold to SCN all of OSMC II's right, title and interest in such Accounts Receivable and in any proceeds thereof, and SCN will be the sole and absolute owner thereof and will own all of OSMC II's rights and remedies represented by such Accounts Receivable (including, without limitation, rights to payment from the respective Account Debtors on such Accounts Receivable), and SCN will have obtained all of OSMC II's rights under all guarantees, assignments and securities with respect to each such Accounts Receivable.

         8.4.5. Upon expiration or termination of this Agreement for any reason,
(i) all Accounts Receivable purchased by SCN shall remain the property of SCN and (ii) all Accounts Receivable purchased and not paid for at such expiration or termination shall be paid for by the 10th of the following month but effective as of the effective date of such expiration or termination date, less the amount of any service fee earned by SCN pursuant to Section 8.2 of this Agreement.

         8.4.6. In connection with the initial purchase of Accounts Receivable by SCN, OSMC II will execute such financing statements or amendments under the UCC (naming SCN as secured party and Lender as assignee) as SCN may reasonably request with respect to any Accounts Receivable that may be purchased pursuant to this Agreement.

         8.4.7. OSMC II agrees to cooperate with SCN in the collection of the Accounts Receivable sold by OSMC II, transferred pursuant to Section 8.4. At the option of and upon the request of SCN, OSMC II shall execute any and all documentation necessary for the transfer of amounts constituting Accounts Receivables and/or the establishment of lockboxes as follows:

         8.4.7.1 Collection of Governmental Receivables. With respect to payments on Governmental Receivables, at the request and option of SCN, OSMC II agrees that the following procedures shall apply:

         (i) OSMC II shall enter into a Lockbox Agreement applicable to Governmental Receivables in a form acceptable to counsel for SCN and reasonably acceptable to OSMC II and establish a Governmental Lockbox Account. Governmental Lockbox Account shall be an account in the name of OSMC II. All payments in respect of OSMC II's Governmental Receivables are to be made directly to such account. In the event SCN exercises this option, OSMC II shall instruct each Account Debtor in respect of OSMC II's Governmental Receivables to remit all such payments directly to such Governmental Lockbox Account pursuant to a Notification Letter. In addition, OSMC II shall attach written instructions to each invoice representing such Governmental Receivable generated subsequent to the date of this Agreement instructing such Third-Party Payor or Account Debtor that payment under such invoice is to be paid to the Governmental Lockbox Account. OSMC II agrees that it shall not deposit any funds other than payments on Governmental Receivables into, nor make any withdrawals from, the Governmental Lockbox Account without the prior written consent of SCN. OSMC II further agrees that it shall not during the term of this Agreement terminate, modify or amend in any manner the Lockbox Agreement applicable to the Governmental Lockbox Account.



                                       8-8

         (ii) In accordance with the Lockbox Agreement pertaining to Governmental Receivables, OSMC II shall instruct the Collecting Bank to transfer automatically all amounts deposited in Governmental Lockbox Account constituting good funds to SCN's Main Account. OSMC II shall have no right or interest in the Main Account. OSMC II shall not, so long as any purchased Account remains unpaid, change or cancel such automatic transfer order at any time, or, without the prior written consent of SCN, change either the identity of Governmental Lockbox Account or the instructions to each Account Debtor on the related Governmental Receivable to make its payments to such account. Any such action shall be considered a breach of this Agreement for which SCN shall be entitled to all remedies at law and in equity, including obtaining an injunction.

         (iii) OSMC II will cooperate with SCN and its agents in the identification of sums deposited into Governmental Lockbox Account, which cooperation shall continue until all purchased Accounts sold hereunder have been collected.

         (iv) OSMC II agrees to pay, on demand, a finance charge equal to the Finance Charge Rate, on any payment on a Governmental Receivable received by OSMC II that is not deposited in Governmental Lockbox Account within forty-eight
(48) hours after receipt by OSMC II.

         8.4.7.2 Collection of Non-Governmental Receivables. With respect to payments on Non-Governmental Receivables, if requested by SCN and at SCN's option, OSMC II agrees that the following procedures shall apply:

         (i) Prior to the sale of any Non-Governmental Receivable hereunder, SCN, the Collecting Bank and Lender (if requested by Lender) shall enter into a Lockbox Agreement applicable to Non-Governmental Receivables in a form acceptable to counsel for SCN and SCN shall establish Non-Governmental Lockbox Account. The NonGovernmental Lockbox Account shall be an account in the name of SCN. All payments in respect of OSMC II's Non-Governmental Receivables are to be made directly to such account. If SCN exercises its option herein, at request of SCN, OSMC II shall instruct each Account Debtor in respect of OSMC II's Non-Governmental Receivables to remit all such payments directly to such Non-Governmental Lockbox Account pursuant to a Notification Letter. In addition, OSMC II shall attach written instructions to each invoice representing such Non-Governmental Receivable generated subsequent to the date of this Agreement instructing such Third-Party Payor or Account Debtor that payment under such invoice is to be paid to the Non-Governmental Lockbox Account. OSMC II agrees that it shall not deposit any funds other than Non-Governmental Receivables into, nor make any withdrawals from, the Non-Governmental Lockbox Account without the prior written consent of SCN. OSMC II further agrees that it shall not during the term of this Agreement terminate, modify or amend in any manner the Lockbox Agreement applicable to the Non-Governmental Lockbox Account.

         (ii) In accordance with the Lockbox Agreement pertaining to Non-Governmental Receivables, SCN shall instruct the Collecting Bank to transfer automatically all amounts deposited in the Non-Governmental Lockbox Account constituting good funds to SCN's Main Account. OSMC II shall have no right or interest in the NonGovernmental Lockbox Account nor to the Main Account and such accounts shall be in the name of and under the control of SCN. OSMC II shall not, so long as any purchased Account remains unpaid, and in any event, during the term of this Agreement, at any time, or, without the prior written consent of SCN, change the instructions to each Account Debtor on the related Non-Governmental Receivable to make its payments to such account. Any such action shall be considered a breach of this Agreement for which SCN shall be entitled to all remedies at law and in equity, including obtaining an injunction.

         (iii) OSMC II will cooperate with SCN and its agents in the identification of sums deposited into NonGovernmental Lockbox Account, which cooperation shall continue until all purchased Accounts sold hereunder have been collected.

         (iv) OSMC II agrees to pay, on demand, a finance charge equal to the Finance Charge Rate, on any Non-Governmental Receivable received by OSMC II that is not deposited in Non-Governmental Lockbox Account within forty-eight (48) hours after receipt by OSMC II.


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         8.4.7.3 Procedures Without Lockbox. In the event that SCN elects to forego the procedures established in Sections 8.4.7.1 and 8.4.7.2, OSMC II shall instruct the Collecting Bank to transfer automatically all amounts constituting good funds in the account or accounts of OSMC II established for the collection of Governmental Receivables and Non-Governmental Receivables to SCN's Main Account at _____________ __________, ____________________________, Account
______________ (the "Main Account") pursuant to a standing order in a form acceptable to SCN's legal counsel. OSMC II shall have no right or interest in SCN's Main Account and such account shall be in the name of and under the control of SCN. OSMC II shall not, so long as any purchased account remains unpaid, change or cancel such standing order at any time, or, without the prior written consent of SCN, change the instructions to each Account Debtor on each Governmental Receivable and Non-Governmental Receivable to make its payments to such account. Any such action shall be considered a breach of this Agreement for which SCN shall be entitled to all remedies at law and in equity, including obtaining an injunction.

         8.4.7.4 Misdirected Payments. (i) If after the date of this Agreement, an Account Debtor shall make payment of a purchased Account to a location other than is provided in the Notification Letter or OSMC II otherwise receives payments on Accounts that are purchased by SCN under the terms of this Agreement ("Misdirected Payments"), OSMC II (at its own cost and expense) shall promptly take all necessary steps to effect collection of such Misdirected Payment from any other party claiming an interest therein or having possession thereof and
(i) hold such payment in trust for SCN, (ii) segregate such payment, (iii) use its best efforts not to commingle such payment with OSMC II's own funds or other assets, and (iv) deliver such payment no later than forty-eight (48) hours from the day of receipt to the Governmental Lockbox Account or the Non-Governmental Lockbox Account, as applicable.

         (ii) OSMC II agrees to pay, on demand, the Finance Charge Rate on any Misdirected Payment received by OSMC II that is not deposited in the SCN Main Account within forty-eight (48) hours after receipt by OSMC II.

         8.4.8. All Accounts Receivable of OSMC II purchased by SCN ("Purchased A/R") pursuant to this Section 8.4 hereof will, as such Purchased A/R are purchased, be treated as Professional Service Revenues for accounting and financial purposes.

         8.5. Payments on Early Termination of Physician Owners. The Physician Owners hereby acknowledge that the terms and conditions of this Agreement were determined based upon numerous factors, including the Physician Owners continuing to practice medicine in the future. In connection therewith, each Physician Owner agrees as follows:

         8.5.1 Early Retirement. If at any time prior to the fifth (5th) anniversary of this Agreement, a Physician Owner desires to retire from the practice of medicine, such Physician Owner shall be obligated as follows:

         8.5.1.1 to give SCN at least twelve (12) months prior written notice of the intent to retire; provided, however, that once such retiring physician has located a replacement physician satisfying the requirements of Section 8.5.1.1, SCN shall waive the remaining months of said twelve (12) month notice period, and such retirement shall be effective upon the earlier of twelve (12) months from the date of notice or commencement of the replacement physician's employment;

         8.5.1.2 to locate a physician or physicians (which may be Physician Employees), reasonably acceptable to the Policy Board, to replace such Physician Owner under this Agreement (all costs of locating such replacement physicians shall be paid by such Physician Owner (the "Substitute Physician(s)");

         8.5.1.3 to pay to SCN any loss of service fees payable under this Agreement for the remainder of the first five (5) years of this Agreement. Any loss for any periods of less than twelve (12) months shall be calculated on an annualized and prorated basis. For purposes of this Section 8.5.1.3, the amount of the loss shall be calculated as follows:



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         (i)      The Policy Board shall calculate the retiring Physician
                  Owner's contribution to the payment of OSMC II's service fees during the twelve (12) month period preceding the retiring Physician Owner's notice of intent to retire.

         (ii) In the event the Substitute Physician(s) were Physician Employees prior to the date upon which notice of intent to retire was given pursuant to Section 8.5.1.1, the Policy Board shall calculate such Physician Employee(s) contribution to the payment of OSMC II's service fees during the twelve month period preceding the notice of intent to retire.

         (iii) On each successive anniversary date of this Agreement (through the fifth anniversary date) following the effective date of such retirement, the Policy Board shall determine the amount of service fees generated by the Substitute Physicians between either (x) the effective date of retirement or (y) the immediately preceding anniversary date, as applicable, and such successive anniversary date.

         (iv) If the Substitute Physician(s) were Physician Employees prior to date upon which the notice of intent to retire was given, the amount of loss shall equal the difference between (i) the amount calculated pursuant to Section 8.5.1.3(i) plus the amount calculated pursuant to Section 8.5.1.3(ii) and (ii) the amount calculated pursuant to Section 8.5.1.3(iii).

         (v) If the Substitute Physician(s) were not Physician Employees prior to the date upon which the notice of intent to retire was given, the amount of loss shall equal the difference between (i) the amount calculated pursuant to Section 8.5.1.3(i) and (ii) the amount calculated pursuant to Section 8.5.1.3(iii).

The Policy Board will provide the amount of the loss to the retiring Physician Owner within thirty (30) days of the applicable anniversary date of this Agreement and such amount shall be paid by such retiring Physician Owner to SCN within fifteen (15) days of the date of the delivery of the notice of the amount of loss;

         8.5.1.4 to (i) pay to SCN an amount of money equal to the Fair Market Value, as of the date of retirement, of one-third (1/3) of the shares of stock issued by the SCN to the retiring Physician Owner pursuant to the Merger Agreement or (ii) surrender to SCN for cancellation one-third (1/3) of the stock issued by SCN to the retiring Physician Owner pursuant to the Merger Agreement. (All expenses of any appraisal shall be paid by such Physician Owner.); and

         8.5.1.5 to honor and comply with the restrictive covenants provided for under Section 7.2.4.

         8.5.2 Retirement. If at any time after the fifth (5th) anniversary of this Agreement, a Physician Owner desires to retire, or assume full-time teaching responsibilities, such Physician Owner shall notify SCN in writing at least twelve (12) months prior to the effective date of such retirement or start of teaching position; provided, however, that no more than twenty percent (20%) of the Physician Owners can retire or assume full time teaching responsibilities within any twelve (12) month period; provided, further, that if such retiring physician elects to, and has located a replacement physician, SCN shall waive the remaining months of said twelve (12) month notice period, and such retirement shall be effective upon the earlier of twelve (12) months from the date of notice or commencement of the replacement physician's employment. Upon such retirement or start of teaching position, such Physician Owner shall have no further obligations under this Agreement; provided, however, the restrictive covenants provided for under Section 7.2.4 shall remain in force. In fulfilling any such full-time teaching responsibilities, such Physician Owner would be permitted to attend patients in a manner normal and customary for such faculty position, provided, however, such services must be incident to the academic/teaching aspects of the institution, and not incident to the regular examination of patients for a fee whether billed in the name of the institution or the name of the attending physician. It is not the intent of the Parties to permit a retired physician to conduct a medical practice through an academic institution. In the event that the Service Agreement has been in


                                      8-11

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effect for at least five (5) years, a Physician Owner may buy-out the noncompetition restriction applicable to him or her by paying to SCN an amount equal to the Retirement Buyout Price. The terminating Physician Owner may pay the the Retirement Buyout Price owed by transferring to SCN an amount of SCN common stock having a fair market value equal to the amount owed or pay to SCN cash in the amount owed (or a combination of cash and common stock). No more than twenty percent (20%) per year of the Physician Owners then practicing with OSMC II shall have the right to withdraw from OSCM II and exercise the right to buy-out the restrictive covenant (as described above). In the event that a transaction is effected pursuant to this Section 8.5.2, then the Physician Owner effecting such transaction shall provide SCN, upon request, with copies of his individual federal income tax returns for each year commencing with the year which this Agreement becomes effective and the year such transaction is effected.

         8.5.3 Physician Owner Change in Practice/Group Affiliation. In the event that a Physician Owner leaves the employment of or terminates his or her affiliation with OSMC II, then the terminating Physician Owner may join or establish another group/practice which has or will enter into a Service Agreement with SCN upon such terminating Physician Owner's affiliation with such new group/practice. Upon entering into such new Service Agreement, the terminating Physician Owner shall, except as limited by separate employment agreements between OSMC II and Physician Owners, be released from any obligation under this Service Agreement. SCN shall have the right to enter into such new Service Agreement without satisfying the requirements of Section 7.4. In the event that (i) OSMC II consents to SCN entering into the new Service Agreement,
(ii) entering into the new Service Agreement will not adversely affect the operations and earnings of SCN, and (iii) the new group/practice can satisfy the representations and warranties set forth in Article XIII of this Agreement, then SCN will not unreasonably withhold or refrain from entering into a new Service Agreement with the terminating Physician Owner's new group/practice. Except as set forth herein, in the event that the Physician Owner affiliates with a new group/practice that is not a party to a Service Agreement with SCN, then SCN, at its option, may terminate this Agreement solely with respect to the terminating Physician Owner, and the provisions of Section 7.2.4 shall apply. In the event that SCN does not enter into a new Service Agreement, then SCN shall terminate this Agreement with respect to such Physician Owner, and the terminating Physician Owner shall be obligated as described in Sections 8.5.1.1, and 8.5.1.5 of this Agreement; provided, however, if such termination is within the first five (5) years of the term of this Agreement, the terminating Physician Owner shall also be obligated as described in Sections 8.5.1.1 through 8.5.1.5, inclusive.

         8.5.4 Death or Disability. In the event that a Physician Owner dies or becomes disabled, then the Physician Owner shall have no continuing obligations under this Agreement; provided, however, in the event of disability, the restrictive covenants described in Section 7.2.4 shall remain in force. Notwithstanding the foregoing, the parties acknowledge and agree that if such event occurs during the first three (3) years of this Agreement, the Base Service Fee shall be due and payable. In the event of such circumstances, OSMC II, the disabled Physician Owner, or the estate of the deceased Physician Owner, as those parties may agree among themselves, may satisfy the obligation to pay the Base Service Fee by tendering to SCN shares of SCN common stock having a fair market value equal to the Base Service Fee owed.


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